August 2, 2023

Via EDGAR United States Securities and Exchange Commission Division of Corporate Finance Office of Technology 100 F Street, N.E. Washington, D.C. 20549

Re:	LQR House Inc. - Withdrawal and Resubmission of Acceleration Request Amendment No. 3 to Registration Statement on Form S-1

(SEC File No. 333-272660)

Ladies and Gentlemen:

Reference is made to (i) Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-272660) (the “Registration Statement”) of LQR House Inc. (the “Company”) and (ii) our letter to you dated August 2, 2023 (the “Prior Acceleration Request”) in which we requested to accelerate the effective date of the Registration Statement to 4:30 p.m. (Eastern Time) on August 3, 2023.

Withdrawal of Acceleration Request

We are no longer requesting that the Registration Statement be declared effective at 4:30 p.m. (Eastern Time) on August 3, 2023, and we hereby formally withdraw our Prior Acceleration Request.

Resubmission of Acceleration Request

The Company hereby respectfully requests that the United States Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:30 p.m. (Eastern Time) on August 7, 2023, or as soon thereafter as practicable.

The Company hereby authorizes Daniel D. Nauth, an attorney with our outside legal counsel, Nauth LPC, to orally modify or withdraw this request for acceleration.

Please contact Daniel D. Nauth of Nauth LPC at (416) 477-6031 with any questions with respect to this request.

Sincerely,

LQR House Inc.

/s/ Sean Dollinger

Sean Dollinger

Chief Executive Officer

cc:	Daniel D. Nauth, Nauth LPC